UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 30, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Akebia Therapeutics, Inc.

File No. 001-36352 - CF#35941

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Akebia Therapeutics, Inc. (formerly Keryx Biopharmecuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 21, 2018.

Based on representations by Akebia Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13   through December 31, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Larry Spirgel
Office Chief, Disclosure Review Program